

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au



03022496

22 May 2003

SUPPL

03 MAY 30 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Ms D Bucher
Corporate Administrator

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 14 May 2003 8:53
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release



54278.pdf (180 KB)



ASX confirms the release to the market of Doc ID: 54278 as follows: Release Time: 14-May-2003 08:52:36 ASX Code: VRL File Name: 54278.pdf Your Announcement Title: Sale of UK cinemas/profit outlook/dividend policy

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513


VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

14 May 2003

SALE OF UK / PROFIT OUTLOOK / DIVIDEND POLICY

Village Roadshow Limited (VRL) today announced the sale of its 50% owned Warner Village cinema circuit in the UK for an aggregate consideration of approximately £225.65m. VRL's share of these proceeds after repayment of its Exhibition global debt facility is approximately £50m (A$130m). (The assets sold secured borrowings in a number of territories which are required to be repaid).

The Company believes that the sale of the UK circuit will underpin its credit worthiness as it removes significant operating lease liabilities which its bankers and credit rating agencies brought on to the balance sheet of VRL. The removal of these lease liabilities, combined with the direct retirement of debt, significantly improves the financial ratios of the Company. The Company also believes this will help offset some of the effects of the Production division debt facilities coming on to the VRL balance sheet in February 2003.

The sale proceeds are £2m (A$5m) less than VRL's carrying value and the sale will have a negative impact on VRL normal earnings of £5m (A$12m) per annum going forward. In addition to the sale price, there may be a "kicker" payment for the future performance of the circuit, measured by admissions. The Company will receive an annual payment over each of the next three years of A$3-4m if current admissions are maintained.

The net proceeds from the sale of the UK cinemas have been significantly impacted by the recent depreciation of the UK Pound against the Australian Dollar. Since the price was initially negotiated, the net proceeds have effectively reduced by A$55 million due to the exchange rate movement. The transaction could not be hedged at the time due to the uncertainty surrounding the negotiations. Had this significant depreciation not occurred, proceeds would have been substantially greater and would have largely offset the write downs in the other Exhibition territories referred to in this announcement.

Part of the proceeds from sale will be used to fund capital commitments in Taiwan and Italy (these had previously been financed from the Exhibition global debt facility) and to meet short term obligations, such as the second payment to Warner Bros. for the acquisition of its interest in the Australian Multiplex Circuit. The balance will be retained to meet potential taxation payments and other debt and working capital commitments, bearing in mind a significant part of the group reserves were utilised in directly funding the Production division in February 2003.

Group Managing Director, Graham Burke, said "This transaction now basically concludes the restructuring of the Company which commenced almost three years ago. This period has seen our transition from an Exhibition company to a company now focused as the pre-eminent Independent Hollywood Producer with an appropriate balance of cash flow from its other assets spread over Exhibition, Theme Parks, Distribution and Radio with more modest debt levels with recourse to VRL. We expect to start the new fiscal year with the worst behind us and the anticipated success of *The Matrix* sequels will hopefully restore our market perception as Australia's leading fully integrated entertainment company."

"Not withstanding the consequential write-downs and the one-off effects to trading, the Company's Divisions and its core normalised trading activities remain very sound and the restructuring of the Group will likely result in a turn around of the Company's profitability and fiscal status in the medium term."

The sale does not include the remaining part of the UK cinema circuit consisting of six sites 100% owned by VRL. As the balance of the circuit is now stand alone, the VRL Board is required to review the carrying value of the circuit based on the residual operating cash flows. The Directors, upon reviewing the carrying value of these remaining assets, has determined that an impairment exists. Consequently, the carrying value of these remaining UK assets has been written down by £7.5m (A$19m).

Further, in relation to VRL's Taiwan cinema investments, the requirement to repay the loans under the cross-collateralised global debt facility has crystallised a carrying value issue in this territory. Previously the Directors had determined that the carrying value for the circuit was covered by the expected earnings of the territory. The actual performance since December has lagged expectations and is now being impacted by the effects of the SARS virus in Asia. The Directors have determined that an impairment now exists and have written down the carrying value of Taiwan by A$35m. In the Directors' view no impairment exists in Italy due to the relatively strong cash flows of this territory.

The Directors have decided to simultaneously review the carrying value of its Exhibition assets in the Czech Republic. The trading in the Czech Republic has not recovered as expected after the floods in Prague. The Directors were originally of the view that this was a timing issue, however, since the last balance date the recovery has not materialised. The Directors have therefore taken the view that an impairment now exists and have written the Czech Republic down by A$10m.

In relation to other businesses in the group, the Company advises that the combined effect of SARS and the war in Iraq has impacted the group's profitability in two main areas. Our Theme Parks at the half year were ahead of budget, however, current forecasts of international tourism and attendances at the parks over the last several weeks have had a material effect. International tourists, who represent approximately 40% of all attendances, have halved. This downturn has not been offset by an increase in domestic business. Our best estimates are that the trading figures to 30 June 2003 will result in the Theme Parks' contribution now being less than budget and behind the prior year. Our Exhibition results have also been impacted by SARS in Singapore and Taiwan. Again, we believe that the overall Exhibition results which were ahead of budget at December, together with the loss of trading from the UK, could now be below expectations for the full year. Whilst it is premature, we are forecasting SARS hopefully will only continue to impact these businesses up until December 2003.

For the sake of clarity, having regard for the disappointing results for *Dreamcatcher* and the relatively small period of release of *The Matrix Reloaded*, any profit contribution from those two titles will be negligible at 30 June 2003 other than the budgeted normal producer and overhead fees. It also should be noted that the expected surplus funds generated by *Matrix* are cross collateralised with the pool of films VRL has produced, and will produce into the future, and will be firstly allocated to pay down the film financing debt. In addition the division will be required to provide some funding support for future larger budget films such as *Troy*.

The combined effect of the foregoing will mean that the group is now projecting a full year loss after tax and after specific items and discontinuing operations of approximately A$25-30m. The Company has now reviewed its position having regard predominantly to the full year loss and secondly its cash flow requirements and believes it is prudent economic management to not declare a dividend on both the preference and ordinary shares for the year ending 30 June 2003. The current intention of the Company is to review its dividend policy when next financial year's results are known.

For further information please contact: Mr Graham Burke, Group Managing Director
Mr Peter Foo, Finance Director
Phone: 03 9667 6696

For information on Village Roadshow Limited please go to www.villageroadshow.com.au

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 14 May 2003 11:05
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release



54335.pdf (321 KB)

AUSTRALIAN STOCK EXCHANGE



VRL000388

ASX confirms the release to the market of Doc ID: 54335 as follows: Release Time: 14-May-2003 11:04:53 ASX Code: VRL File Name: 54335.pdf Your Announcement Title: Amendment to Czech cinema write down



VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

14 May 2003

The Manager
Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

AMENDMENT TO PRIOR RELEASE - DOCUMENT NO. 54278

It has just come to our attention that there was a typographical error in the Company's announcement today. Paragraph 3 on page 2 should read "...have written the Czech Republic down by A$18m."

The revised announcement is attached.

Yours faithfully,

Phil Leggo
Group Company Secretary

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229


VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

14 May 2003

SALE OF UK / PROFIT OUTLOOK / DIVIDEND POLICY

Village Roadshow Limited (VRL) today announced the sale of its 50% owned Warner Village cinema circuit in the UK for an aggregate consideration of approximately £225.65m. VRL's share of these proceeds after repayment of its Exhibition global debt facility is approximately £50m (A$130m). (The assets sold secured borrowings in a number of territories which are required to be repaid).

The Company believes that the sale of the UK circuit will underpin its credit worthiness as it removes significant operating lease liabilities which its bankers and credit rating agencies brought on to the balance sheet of VRL. The removal of these lease liabilities, combined with the direct retirement of debt, significantly improves the financial ratios of the Company. The Company also believes this will help offset some of the effects of the Production division debt facilities coming on to the VRL balance sheet in February 2003.

The sale proceeds are £2m (A$5m) less than VRL's carrying value and the sale will have a negative impact on VRL normal earnings of £5m (A$12m) per annum going forward. In addition to the sale price, there may be a "kicker" payment for the future performance of the circuit, measured by admissions. The Company will receive an annual payment over each of the next three years of A$3-4m if current admissions are maintained.

The net proceeds from the sale of the UK cinemas have been significantly impacted by the recent depreciation of the UK Pound against the Australian Dollar. Since the price was initially negotiated, the net proceeds have effectively reduced by A$55 million due to the exchange rate movement. The transaction could not be hedged at the time due to the uncertainty surrounding the negotiations. Had this significant depreciation not occurred, proceeds would have been substantially greater and would have largely offset the write downs in the other Exhibition territories referred to in this announcement.

Part of the proceeds from sale will be used to fund capital commitments in Taiwan and Italy (these had previously been financed from the Exhibition global debt facility) and to meet short term obligations, such as the second payment to Warner Bros. for the acquisition of its interest in the Australian Multiplex Circuit. The balance will be retained to meet potential taxation payments and other debt and working capital commitments, bearing in mind a significant part of the group reserves were utilised in directly funding the Production division in February 2003.

Group Managing Director, Graham Burke, said "This transaction now basically concludes the restructuring of the Company which commenced almost three years ago. This period has seen our transition from an Exhibition company to a company now focused as the pre-eminent Independent Hollywood Producer with an appropriate balance of cash flow from its other assets spread over Exhibition, Theme Parks, Distribution and Radio with more modest debt levels with recourse to VRL. We expect to start the new fiscal year with the worst behind us and the anticipated success of *The Matrix* sequels will hopefully restore our market perception as Australia's leading fully integrated entertainment company."

"Not withstanding the consequential write-downs and the one-off effects to trading, the Company's Divisions and its core normalised trading activities remain very sound and the restructuring of the Group will likely result in a turn around of the Company's profitability and fiscal status in the medium term."

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698

The sale does not include the remaining part of the UK cinema circuit consisting of six sites 100% owned by VRL. As the balance of the circuit is now stand alone, the VRL Board is required to review the carrying value of the circuit based on the residual operating cash flows. The Directors, upon reviewing the carrying value of these remaining assets, has determined that an impairment exists. Consequently, the carrying value of these remaining UK assets has been written down by £7.5m (A$19m).

Further, in relation to VRL's Taiwan cinema investments, the requirement to repay the loans under the cross-collateralised global debt facility has crystallised a carrying value issue in this territory. Previously the Directors had determined that the carrying value for the circuit was covered by the expected earnings of the territory. The actual performance since December has lagged expectations and is now being impacted by the effects of the SARS virus in Asia. The Directors have determined that an impairment now exists and have written down the carrying value of Taiwan by A$35m. In the Directors' view no impairment exists in Italy due to the relatively strong cash flows of this territory.

The Directors have decided to simultaneously review the carrying value of its Exhibition assets in the Czech Republic. The trading in the Czech Republic has not recovered as expected after the floods in Prague. The Directors were originally of the view that this was a timing issue, however, since the last balance date the recovery has not materialised. The Directors have therefore taken the view that an impairment now exists and have written the Czech Republic down by A$18m.

In relation to other businesses in the group, the Company advises that the combined effect of SARS and the war in Iraq has impacted the group's profitability in two main areas. Our Theme Parks at the half year were ahead of budget, however, current forecasts of international tourism and attendances at the parks over the last several weeks have had a material effect. International tourists, who represent approximately 40% of all attendances, have halved. This downturn has not been offset by an increase in domestic business. Our best estimates are that the trading figures to 30 June 2003 will result in the Theme Parks' contribution now being less than budget and behind the prior year. Our Exhibition results have also been impacted by SARS in Singapore and Taiwan. Again, we believe that the overall Exhibition results which were ahead of budget at December, together with the loss of trading from the UK, could now be below expectations for the full year. Whilst it is premature, we are forecasting SARS hopefully will only continue to impact these businesses up until December 2003.

For the sake of clarity, having regard for the disappointing results for *Dreamcatcher* and the relatively small period of release of *The Matrix Reloaded*, any profit contribution from those two titles will be negligible at 30 June 2003 other than the budgeted normal producer and overhead fees. It also should be noted that the expected surplus funds generated by *Matrix* are cross collateralised with the pool of films VRL has produced, and will produce into the future, and will be firstly allocated to pay down the film financing debt. In addition the division will be required to provide some funding support for future larger budget films such as *Troy*.

The combined effect of the foregoing will mean that the group is now projecting a full year loss after tax and after specific items and discontinuing operations of approximately A$25-30m. The Company has now reviewed its position having regard predominantly to the full year loss and secondly its cash flow requirements and believes it is prudent economic management to not declare a dividend on both the preference and ordinary shares for the year ending 30 June 2003. The current intention of the Company is to review its dividend policy when next financial year's results are known.

For further information please contact: Mr Graham Burke, Group Managing Director
Mr Peter Foo, Finance Director
Phone: 03 9667 6696

For information on Village Roadshow Limited please go to www.villageroadshow.com.au

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 19 May 2003 11:52
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release



54971.pdf (176 KB)


AUSTRALIAN STOCK EXCHANGE
VRL000389

ASX confirms the release to the market of Doc ID: 54971 as follows: Release Time: 19-May-2003 11:51:31 ASX Code: VRL File Name: 54971.pdf Your Announcement Title: THE MATRIX RELOADED BOX OFFICE RECORD



VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

19 May 2003

THE MATRIX RELOADED RECORDS THE BIGGEST OPENING THREE DAY WEEKEND OF ALL TIME

The Matrix Reloaded has smashed the all time Australian box office record becoming the undisputed biggest opening three-day weekend ever. Released on Friday, May 16th the film has made a record $11,070,000 over Friday, Saturday and Sunday.

Friday, May 16 – $4,100,000.*

Saturday, May 17 – $3,850,000.**

Sunday, May 18 – $3,120,000.

WEEKEND TOTAL - $11,070,000 ***

* Biggest Friday of all time.
** Biggest Saturday of all time.
*** Biggest opening three-day weekend of all time.

Village Roadshow's Group Managing Director, Graham Burke said today, "*Matrix Reloaded* has made history, for a three day weekend beating the other champions by over an amazing two million dollars, to have the biggest opening for a film in this territory ever. This mirrors the amazing results in the rest of the world".

The Matrix Reloaded begins where *The Matrix* left off. It is the continuing story of Neo (Keanu Reeves),Trinity (Carrie-Anne Moss) and Morpheus (Laurence Fishburne) in the ongoing struggle against the machines and Agent Smith (Hugo Weaving).

The Matrix Reloaded ends as a cliff-hanger, setting the stage for the final film in the trilogy. *The Matrix Revolutions* will release in Australian cinemas in November 2003.